

August 7, 2008

<u>**Via Facsimile at (713) 220-4285 and U.S. Mail**</u>

John B. Clutterbuck, Esq.
Andrews Kurth LLP
600 Travis, Suite 4200
Houston, Texas 77002

      Re: **ExpressJet Holdings, Inc.**
                Schedule TO-I Filed July 2, 2008
                SEC File No. 5-78693
                Form 8-K's, filed July 23, 30, and 31, 2008 and August 4, 2008

Dear Mr. Clutterbuck:

We have limited our review of the filing to the issue we have addressed in our comment below. Where indicated, we think you should re-file the disclosure in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing your response, we may raise additional comments.

The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

General

1. We note your filing of Form 8-K's on July 23, 30 and 31, as well as August 4, 2008. The 8-K's appear to contain information which pertains to the disclosures you made in your Schedule TO-I. Since this information relates directly to the securities subject to the tender offer, it should be filed as an amendment to the offer on Schedule TO-I. See Rule 13e-4(c)(1).

2. You do not appear to have filed the final amendment to your Schedule TO-I, as required

by rule 13e-4(c)(4). Please file your final amendment promptly.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR and "tagged" as correspondence. If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.

Direct any questions regarding our comment to me at (202) 551-3267.

Sincerely,

Julia E. Griffith
Special Counsel
Office of Mergers
and Acquisitions